As filed with the Securities and Exchange Commission on January 28, 2011

Registration No. 333-171440

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

MINERA FRISCO S.A.B. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee(2)
American Depositary Shares representing Series A-1 Common Shares of Minera Frisco S.A.B. de C.V.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$290.25
Ordinary Participation Certificates representing financial interests in Series A-1 Common Shares of Minera Frisco S.A.B. de C.V.	50,000,000 Ordinary Participation Certificates	$0 (3)	$0 (3)	$0

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

Fee previously paid in connection with initial filing of the Registration Statement.

3

No fee is charged for issuance of Ordinary Participation Certificates.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet – American Depositary Shares

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

deposited securities

Face of Receipt, top center

Terms of Deposit:

(i)  The amount of deposited securities represented

by one unit of American Depositary Receipts

Face of Receipt, upper right corner

(ii)  The procedure for voting, if any, the deposited

Articles number 10, 11 and 15

securities

(iii)  The collection and distribution of dividends

Articles number 4, 9, 10 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 10, 11, 13 and 15

soliciting material

(v)  The sale or exercise of rights

Articles number 9, 10, and 15

(vi)  The deposit or sale of securities resulting from

Articles number 9, 10, 12, and 15

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 17 and 18

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 13

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4 and 6

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 3, 9, 15, 18 and 23

3.  Fees and Charges

Articles number 3 and 6

Item – 2.

Available Information

Public reports and documents furnished by issuer

required by foreign law

Article number 13

Cross Reference Sheet – Ordinary Participation Certificates

Information about the Ordinary Participation Certificates required in Item 1 of Form F-6 is set forth in Article 24 of the Form of Receipt.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Deposit Agreement dated as of ___________, 2011 among Minera Frisco S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.1.

a-2.

Form of Trust Agreement between Grupo Carso S.A. de C.V., as settler, and Banco Inbursa S.A., as trustee, dated March 18, 1996 (together with an English translation). – Filed herewith as Exhibit 1.2.

a-3.

Form of Amendment No. 1 to Trust Agreement between Grupo Carso S.A. de C.V., as settler, and Banco Inbursa S.A., as trustee, dated May 25, 2001 (together with an English translation). – Filed herewith as Exhibit 1.3.

a-4.

Form of Joinder Agreement between Minera Frisco S.A.B. de C.V., as joining settler, and Banco Inbursa S.A., as trustee, dated January 5, 2011 (together with an English translation). – Filed herewith as Exhibit 1.4.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d-1.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed previously.

d-2.

Opinion of Forastieri, counsel for Minera Frisco S.A.B. de C.V., as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of ADSs thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 27, 2011.

Legal entity created by the agreement for the issuance of depositary shares representing Ordinary Participation Certificates representing financial interests in Series A-1 common shares of Minera Frisco S.A.B. de C.V.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Edgar Piedra

Name:  Edgar Piedra

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on January 27, 2011.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates representing financial interests in Series A-1 common shares of Minera Frisco S.A.B. de C.V.

By:

Banco Inbursa S.A., Institución de Banco Múltiple,

Groupo Financiero Inbursa

Acting as Trustee of Trust No. F/0045

By:  /s/ Jose Alejandro Morales Sotarriba

Name: Jose Alejandro Morales Sotarriba

Title:   Fiduciary attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, Minera Frisco S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on January 27, 2011.

MINERA FRISCO S.A.B. DE C.V.

By:  /s/ Justo Wong Salinas

Name: Justo Wong Salinas

Title:

Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 27, 2011.

________________________________

/s/ Quintín Humberto Botas Hernández

Name:

Carlos Slim Helú

Name:

 Quintín Humberto Botas Hernández

Director

Principal Accounting Officer

_______________*_________________

/s/ Alejandro Archundia Becerra

Name:

José Humberto Gutiérrez Olvera

Name:

Alejandro Archundia Becerra

Zubizarreta

Principal Financial Officer

Director

_______________*_________________

/s/ Justo Wong Salinas

Name:

Guillermo Gutiérrez Saldívar

Name:

Justo Wong Salinas

Director

Principal Executive Officer

_______________*_________________

Name:

José Kuri Harfush

Director

_______________*_________________

Name:

Gerardo Kuri Kaufmann

Director

_______________*_________________

* By:/s/ Alejandro Archundia Becerra

Name:

Juan Rodríguez Torres

         Alejandro Archundia Becerra

Director

         Attorney-in-Fact

_______________*_________________

Name:

José Shedid Merhy

Director

________________________________

Name:

Justo Wong Salinas

Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware on January 27, 2011

PUGLISI & ASSOCIATES

By:

/s/ Donald J. Puglisi

Name: Donald J. Puglisi

Managing Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1.1

Form of Deposit Agreement dated as of _________________, 2011 among Minera Frisco S.A.B. de C.V., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

1.2

Form of Trust Agreement between Grupo Carso S.A. de C.V., as settler, and Banco Inbursa S.A.,

as trustee, dated March 18, 1996 (together with an English translation).

1.3

Form of Amendment No. 1 to Trust Agreement between Grupo Carso S.A. de C.V., as settler, and

Banco Inbursa S.A., as trustee, dated May 25, 2001 (together with an English translation

1.4

Form of Joinder Agreement between Minera Frisco S.A.B. de C.V., as joining settler, and Banco Inbursa S.A., as trustee, dated January 5, 2011 (together with an English translation).

4.2

Opinion of Forastieri, counsel for Minera Frisco S.A.B. de C.V., as to the legality of the securities to be registered.